ATACAMA
MINERALS CORP.

Atacama Minerals Corporation
1320 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Tel: (604) 689-7842 ▯ Fax: (604) 689-4250 ▯ www.atacama.com

02028915

April 25, 2002

FILE NO: 82-3496

Securities and Exchange Commission
Office of International Corporate Finance
450 – 5th Street N.W.
Washington, DC 20549
USA

Dear Sirs:

Re: Press Release dated April 25, 2002

Please find enclosed a press release which was disseminated today. This press release is filed in maintenance of the company's 12-G exemption.

Yours very truly,

ATACAMA MINERALS CORP.

Sophia Shane,
Corporate Development

Enc.

cc: Moody's Investors Services

ATACAMA MINERALS CORP.

1320 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Telephone: (604) 689-7842 Facsimile: (604) 689-4250 www.atacama.com

NEWS RELEASE

ATACAMA VIDEO ON WEBSITE

April 25, 2002 (AAM – TSX-Ven) ... Atacama Minerals Corp. (the "Company") is pleased to announce that a video clip commemorating the Aguas Blancas official mine opening is now available for viewing on the Company's website at www.atacama.com. The video provides an excellent summary of the iodine mining, production and shipping process as well as an overview of the iodine market.

Aguas Blancas is a world class deposit of iodine, sulphate and nitrate located in the Atacama Desert of northern Chile, 100 kilometres from the major Chilean port of Antofagasta. Aguas Blancas achieved full first phase production of 720 tonnes of iodine per annum in January, 2002. The Company recently announced an accelerated expansion program for Aguas Blancas. Iodine capacity will be increased in 2002 to 1100 tonnes per annum and to 1500 tonnes in the first half of 2003. Commencement of nitrate and sulphate production will be accelerated as well. Construction of evaporation ponds to facilitate nitrate and sulphate production will commence immediately. Targeted ultimate production (to be achieved in staged expansions) for nitrates is 100,000 tonnes per annum and sodium sulphate 300,000 tonnes.

ON BEHALF OF THE BOARD

"Richard P. Clark"
President

For further information, please contact:
Sophia Shane, Corporate Development (604) 689-7842

ATACAMA
MINERALS CORP.

Atacama Minerals Corporation
1320 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Tel: (604) 689-7842 Fax: (604) 689-4250 www.atacama.com

April 24, 2002

FILE NO: 82-3496

Securities and Exchange Commission
Office of International Corporate Finance
450 – 5th Street N.W.
Washington, DC 20549
USA

Dear Sirs:

Re: Press Release dated April 24, 2002

Please find enclosed a press release which was disseminated today. This press release is filed in maintenance of the company's 12-G exemption.

Yours very truly,

ATACAMA MINERALS CORP.

Sophia Shane,
Corporate Development

Enc.

cc: Moody's Investors Services

ATACAMA MINERALS CORP.

1320 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Telephone: (604) 689-7842 ▪ Facsimile: (604) 689-4250 ▪ www.atacama.com

NEWS RELEASE

AGUAS BLANCAS MINE OPENING AN OUTSTANDING SUCCESS
PRIVATE PLACEMENT OVERSUBSCRIBED

April 24, 2002 (AAM – TSX Venture) ... Atacama Minerals Corp. (the "Company") is pleased to announce that the April 17th opening of the Aguas Blancas industrial mineral mine in Chile was an outstanding, unqualified success. Invited guests participated in an opening ceremony at the minesite, where a benediction and ribbon cutting was performed. The ribbon was cut by Mr. and Mrs. Adolf Lundin and Sr. and Sra. Luis de Urrutecoechea. A reception was held that evening in Antofagasta, the capital city of Region II, attended by local Chilean authorities and representatives from the Chilean business sector.

At the reception, the expansion plans for Aguas Blancas were confirmed by management. As reported, the iodine capacity at Aguas Blancas will be increased in 2002 to 1,100 tonnes per annum. Production will be further expanded to 1,500 tonnes in the first quarter of 2003. The construction of evaporation ponds will commence immediately for the production in 2003 of 50,000 tonnes of nitrates and 50,000 tonnes of sulphates.

To finance this accelerated expansion program, a US$3.5 million revolving credit facility is being finalized, backed as to 50% by ACF Minera S.A. and 50% by Atacama Minerals Corp. With the cash flow from Aguas Blancas, this credit facility will cover the first phase iodine expansion and initial nitrate and sulphate production. The recently announced private placement financing will secure the Company's commitment in this regard. The Company is pleased to report that the private placement is significantly oversubscribed.

ON BEHALF OF THE BOARD

"Richard P. Clark"
President

For further information, please contact:
Sophia Shane, Corporate Development (604) 689-7842

ATACAMA
MINERALS CORP.

Atacama Minerals Corporation
1320 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Tel: (604) 689-7842 ▯ Fax: (604) 689-4250 ▯ www.atacama.com

April 19, 2002

FILE NO: 82-3496

Securities and Exchange Commission
Office of International Corporate Finance
450 – 5th Street N.W.
Washington, DC 20549
USA

Dear Sirs:

Re: Press Release dated April 19, 2002

Please find enclosed a press release which was disseminated today. This press release is filed in maintenance of the company's 12-G exemption.

Yours very truly,

ATACAMA MINERALS CORP.

Sophia Shane,
Corporate Development

Enc.

cc: Moody's Investors Services

1320 - 885 West Georgia Street • Vancouver, B.C. Canada V6C 3E8 • Tel: (604) 689-7842 • Fax: (604) 689-4250 • www.atacama.com

ATACAMA MINERALS CORP.

1320 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Telephone: (604) 689-7842 Facsimile: (604) 689-4250 www.atacama.com

NEWS RELEASE

PRIVATE PLACEMENT

April 19, 2002 (AAM – CDNX) ... Atacama Minerals Corp. (the "Company") announces that it has agreed to sell on a private placement basis up to an aggregate of 2.5 million units of the capital stock of the Company at a price of Cdn$0.90 per unit for gross proceeds of Cdn$2,250,000. Each unit shall comprise one common share and one-half of a share purchase warrant. Each whole warrant is exercisable into one common share for a period of one year at a price of $1.10 per share. Net proceeds from the private placement will be used for general working capital purposes.

ON BEHALF OF THE BOARD

"Richard P. Clark"
President

For further information, please contact:
Sophia Shane, Corporate Development (604) 689-7842